UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians,

15 - 18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Adjournment of Annual General Meeting

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 19, 2023, the 2023 Annual General Meeting of Shareholders (the “AGM”) of Fusion Fuel Green plc (the “Company”) was originally scheduled for 1:00 pm (Dublin time) on September 29, 2023 at the offices of the Company’s counsel, Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. At such time and place, the AGM was duly called to order and adjourned until October 6, 2023 at the same time and place to allow additional time for the Company to obtain a quorum necessary for action to be taken at the AGM.

As detailed further in the Definitive Proxy Statement filed as Exhibit 99.1 to the above-referenced Form 6-K (the “Proxy Statement”), the AGM is being held for the Company’s shareholders to consider and vote upon proposals to (i) re-elect Jeffrey E. Schwarz as a Class III Director of the Company for a three-year term; (ii) re-appoint KPMG as statutory auditor of the Company; (iii) authorize the directors of the Company to fix the remuneration of the statutory auditor for the year ending December 31, 2023; (iv) grant the directors of the Company (the “Directors”) the authority to allot securities under Irish law; and (v) grant the Directors the authority to opt out of statutory pre-emption rights under Irish law ((i) through (v) collectively, the “Proposals”). In addition to the Proposals, the AGM will also include consideration of the Company’s Irish statutory financial statements for the fiscal year ended December 31, 2022, and the reports of the Directors and auditors thereon. There is no requirement under Irish law that the Irish statutory financial statements be approved by the shareholders, and no such approval will be sought at the AGM.

The descriptions of the Proposals contained in this Report are qualified in their entirety by reference to the text of such Proposals in the Proxy Statement. The Company urges you to read the Proxy Statement in full.

Additional Disclosures

Forward-Looking Statements

This Report includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These forward-looking statements and factors that may cause such differences include, without limitation, the risks and uncertainties indicated from time to time in the Company’s filings with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Participants in the Solicitation

The Company and its Directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of the Company in favor of the approval of the Proposals. The Proxy Statement includes more detailed information regarding the names, affiliations and interests of the Company’s Directors and officers, and may be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

The Company urges investors, shareholders and other interested persons to read the Proxy Statement as well as other documents filed by the Company with the SEC, because these documents will contain important information about the Company and the Proposals. Shareholders may obtain copies of the Proxy Statement, without charge, at the SEC’s website at www.sec.gov or by directing a request to the Company’s Investor Relations Group by telephone in Ireland at +353 1 920 1000; by e-mail at IR@fusion-fuel.eu; or by mail at Fusion Fuel Green plc, Investor Relations, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 2, 2023	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer